SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES ACT OF 1934
Amendment No. 6

BATTALION OIL CORPORATION
(Name of the Issuer)

Battalion Oil Corporation
Luminus Management, LLC
Luminus Energy Partners Master Fund, Ltd.
Oaktree Capital Holdings, LLC
OCM HLCN Holdings, L.P.
Ruckus Energy Holdings, LLC
Fury Resources, Inc.
The Bralina Group, LLC
Richard H. Little
Gen IV Investment Opportunities, LLC
LSP Generation IV, LLC
LSP Investment Advisors, LLC
(Names of Persons Filing Statement)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
40537Q803
(CUSIP Number of Class of Securities)

Battalion Oil Corporation Two Memorial City Plaza 820 Gessner Road, Suite 1100 Houston, Texas 77024 Tel: (832) 538-0300	Luminus Management, LLC Luminus Energy Partners Master Fund, Ltd. c/o of Luminus Management, LLC 1811 Bering Drive, Suite 400 Houston, Texas 77057 Tel: (713) 826-6262	Oaktree Capital Holdings, LLC OCM HLCN Holdings, L.P. c/o Oaktree Capital Management, L.P. 333 S. Grand Avenue, 28th Floor Los Angeles, California 90071 Tel: (213) 830-6300	Ruckus Energy Holdings, LLC Fury Resources, Inc. The Bralina Group LLC Richard H. Little c/o K&L Gates LLP 1 Park Plaza, Twelfth Floor Irvine, CA 92614
Gen IV Investment Opportunities, LLC LSP Generation IV, LLC LSP Investment Advisors, LLC c/o LSP Investment Advisors, LLC 1700 Broadway, 35th Floor New York, New York 10019
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
With copies to
Bruce F. Perce Ryan H. Ferris Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 Tel: (312) 782-0600	David B. Cosgrove Dechert LLP 300 South Tryon Street, Suite 800 Charlotte, NC 28202 Tel: (704) 339-3147	Michael A. Hedge Jason C. Dreibelbis K&L Gates LLP 1 Park Plaza, Twelfth Floor Irvine, CA 92614 Tel: (949) 253-0900

This statement is filed in connection with (check the appropriate box):
a.   ☒
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.   ☐
The filing of a registration statement under the Securities Act of 1933.

c.   ☐
A tender offer.

d.   ☐
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Amendment No. 6 (this “Amendment No. 6”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Battalion Oil Corporation, a Delaware corporation (“Battalion” or the “Company”) and the issuer of the common stock, par value $0.0001 per share (the “Company common stock”) that is the subject of the Rule 13e-3 transaction; (2) Luminus Management, LLC, a Delaware limited liability company; (3) Luminus Energy Partners Master Fund, Ltd., a Bermuda limited company; (4) Oaktree Capital Holdings, LLC, a Delaware limited liability company, (5) OCM HLCN Holdings, L.P., a Delaware limited partnership (and, together with Oaktree Capital Holdings, LLC, the “Oaktree Entities”); (6) Ruckus Energy Holdings, LLC, a Delaware limited liability company; (7) Fury Resources, Inc., a Delaware corporation; (8) The Bralina Group LLC, a Delaware limited liability company; (9) Richard H. Little, a resident of the State of Texas; (10) Gen IV Investment Opportunities, LLC, a Delaware limited liability company; (11) LSP Generation IV, LLC, a Delaware limited liability company; and (12) LSP Investment Advisors, LLC, a Delaware limited liability company.
The Transaction Statement relates to the Agreement and Plan of Merger, dated December 14, 2023 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among the Company, Fury Resources, Inc., a Delaware corporation (“Parent”), and San Jacinto Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).
In connection with changes in the organizational structure of the Oaktree Entities and their affiliates, the Filing Persons for the Oaktree Entities for this Transaction Statement are amended to be Oaktree Capital Holdings, LLC and OCM HLCN Holdings, L.P.
Pursuant to General Instruction J to Schedule 13E-3, the information previously disclosed in the Transaction Statement is omitted from this Amendment No. 6. Such information previously disclosed in the Transaction Statement is incorporated by reference into this Amendment No. 6, except that such information is amended and supplemented to the extent provided in this Amendment No. 6.
While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.
The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

SCHEDULE 13E-3 ITEMS
Item 15.   Additional Information
Item 15 is amended and supplemented to include the following as a new paragraph at the end of “(c) Other Material Information”:
“Termination of the Merger Agreement.
On December 20, 2024, the Company terminated the Merger Agreement by delivering a notice of termination to Parent and Abraham Mirman (the “Termination Notice”). Pursuant to the Merger Agreement, Parent agreed to (a) deliver to the Company binding contracts entered into by Parent or its affiliates, which contemplate equity financing for the transaction that would, when taken together with the aggregate proceeds contemplated by other financing sources, be sufficient for Parent to consummate the transactions contemplated by the Merger Agreement and pay all related fees and expenses (“Qualifying Additional Financing Documents”), and (b) deposit amounts in cash into a segregated escrow account (the “Escrow Account”) established pursuant to that certain Escrow Agreement, dated as of December 14, 2023, by and among Parent, the Company and Wilmington Trust, National Association, as escrow agent, for purposes of securing Parent’s obligations pursuant to the Merger Agreement.
Under the terms of the Merger Agreement, as modified by the waiver granted by the Company to Parent and described in the Company’s Current Report on Form 8-K dated November 26, 2024, the Company has the right to terminate the Merger Agreement if the closing of the transactions contemplated by the Merger Agreement has not occurred by 11:59 p.m. Central Time on December 19, 2024 (the “Company End Date Termination Right”). On December 19, 2024, at a special meeting of the Company’s board of directors (the “Board”), the Board, upon the recommendation of the special committee of the Board, approved the termination of the Merger Agreement and the Company’s exercise of the Company End Date Termination Right. On December 20, 2024, the Company exercised the Company End Date Termination Right and terminated the Merger Agreement pursuant to the Termination Notice.”
Item 16.   Exhibits
Item 16 is amended and supplemented by adding the following exhibits:

(a)(2)(xix)
Current Report on Form 8-K dated November 14, 2024 (filed with the SEC on November 18, 2024 and incorporated herein by reference)

(a)(2)(xx)
Current Report on Form 8-K dated November 24, 2024 (filed with the SEC on November 24, 2024 and incorporated herein by reference)

(a)(2)(xxi)
Press release dated December 20, 2024

(a)(2)(xxii)
Current Report on Form 8-K dated December 20, 2024 (filed with the SEC on December 20, 2024 and incorporated herein by reference)

SIGNATURES
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 16, 2025
BATTALION OIL CORPORATION
By:	/s/ Walter R. Mayer
	Name:	Walter R. Mayer
	Title:	Senior Vice President, General Counsel and Corporate Secretary
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 16, 2025
LUMINUS ENERGY PARTNERS MASTER FUND, LTD.
By:	/s/ Jonathan Barrett
	Name:	Jonathan Barrett
	Title:	President of Luminus Management, LLC
LUMINUS MANAGEMENT, LLC
By:	/s/ Jonathan Barrett
	Name:	Jonathan Barrett
	Title:	President
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 16, 2025
OCM HLCN HOLDINGS, L.P.
By:   Oaktree Fund GP, LLC
Its:   General Partner
By:   Oaktree Fund GP I, L.P.
Its:   Managing Member
By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE CAPITAL HOLDINGS, LLC
By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 16, 2025
RUCKUS ENERGY HOLDINGS, LLC
By:	/s/ Ariella Fuchs
	Name:	Ariella Fuchs
	Title:	President and General Counsel
FURY RESOURCES, INC.
By:	/s/ Ariella Fuchs
	Name:	Ariella Fuchs
	Title:	President and General Counsel
THE BRALINA GROUP, LLC
By:	/s/ Abraham Mirman
	Name:	Abraham Mirman
	Title:	Managing Member
RICHARD H. LITTLE
/s/ Richard H. Little
Name:	Richard H. Little
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 16, 2025
GEN IV INVESTMENT OPPORTUNITIES, LLC
By:	/s/ Jeff Wade
	Name:	Jeff Wade
	Title:	Chief Compliance Officer
LSP GENERATION IV, LLC
By:	/s/ Jeff Wade
	Name:	Jeff Wade
	Title:	Chief Compliance Officer

LSP INVESTMENT ADVISORS, LLC
By:	/s/ Jeff Wade
	Name:	Jeff Wade
	Title:	Chief Compliance Officer and Associate General Counsel